April 18, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Ms. Mary K. Fraser

Re:	NovaBay Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-140714)

Dear Ms. Fraser:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 20, 2007 (the “SEC Comment Letter”) regarding the Registration Statement on Form S-1 (File No. 333-140714) filed by NovaBay Pharmaceuticals, Inc. (the “Registration Statement”). Concurrently herewith, NovaBay Pharmaceuticals, Inc. (the “Company” or “NovaBay”) is filing with the Commission Amendment No. 2 to the Registration Statement (the “Amendment”). Amendment No. 1 to the Registration Statement, consisting of only Part II of the Registration Statement and certain exhibits, was filed with the Commission on March 30, 2007. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the Company’s previous filing.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meanings given to them in the Amendment.

*****

Comments Applicable to the Entire Document

1. We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

•	Summary Financial Data

•	The Option Grants Table

•	Use of Proceeds

•	Shares Eligible For Future Sale

•	Capitalization

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•	The Principal Stockholders Table

•	Dilution

•	Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a “red herring” prospectus.

Response: The Company acknowledges the Staff’s comments and will file an amendment to the Registration Statement that includes price ranges as soon as the range has been established.

2. Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

Response: The Company advises the Staff that it does not expect to include any artwork on the covers (inside or outside) of the prospectus.

3. We note that you have not filed a number of agreements, including your collaboration and licensing agreement with Alcon Manufacturing, your opinion of counsel and your financial advisory and investor relations consulting agreement with PM Holdings Ltd. We note further that the Exhibit List indicates that you are seeking confidential treatment for portions of the Alcon agreement. As of today’s date, Commission records do not indicate that you have filed such a request. Please note that Rule 406, which applies to requests for confidential treatment, specifies that your request for confidential treatment should have been filed at the same time you filed the registration statement. Please file the application promptly.

Response: The Company has filed the agreement with Alcon Manufacturing (the “Alcon agreement”) and the agreement with PM Holdings Ltd. as exhibits to Amendment No. 1 to the Registration Statement, which was filed with the Commission on March 30, 2007. Concurrently with such filing, the Company submitted to the Commission its confidential treatment request with respect to the Alcon agreement. All other exhibits, including the opinion of counsel, will be filed with the next amendment or as soon as possible after their terms have been finalized.

4. Please update your financial statements and related financial information as required by Rule 3-12 of Regulation S-X.

Securities and Exchange Commission

April 18, 2007

Response: The Company has updated the financial statements and related financial information included in the Registration Statement to include information as of and for the year ended December 31, 2006.

Prospectus Summary – page 1

Overview

5. Please disclose, in the “Overview” section of the summary, that you have had no revenues to date and provide quantified disclosure regarding your losses. Also briefly discuss the source of your funds to date.

Response: The Company has revised the “Overview” section of the Registration Statement in accordance with the Staff’s comments. Please see page 1 of the Amendment.

6. Please also disclose in the “Overview” section that you have only conducted in vitro tests and have not begun human testing of any of your products.

Response: The Company advises the Staff that it has conducted human clinical trials of one of its compounds. The Company has revised the disclosure in the “Overview” section of the Registration Statement to clarify that the Company has conducted human clinical trials of NVC-101 under an Institutional Review Board and a Phase I/II trial under an FDA-cleared Investigational New Drug application (“IND”). The Company has also revised the disclosure regarding the NVC-422 compound to clarify that the results described related to in-vitro and in-vivo animal tests.

7. Please revise the sections called “Our Solution” and “Our Strategy” to present a balanced picture of your company. You should identify the impediments to your strategy and your solution with the same degree of detail you use to describe the positive aspects.

Response: In accordance with the Staff’s comments, the Company has revised the disclosure in the summary to include a discussion of the challenges that it faces with respect to its strategy and solution.

8. Do you have a website? If so, include its address with your other corporate information on page 3.

Response: The Company has a corporate website and expects that it will add an Investor Relations section to the website once the Company is public. However, the Company does not wish to include the website address in the Registration Statement because it does not wish to imply that the information contained in, or which can be accessed through, the website is incorporated into the prospectus.

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April 18, 2007

Risk Factors – page 7

We currently do not have any marketable products, and if we are unable to develop and obtain regulatory approval for products that we develop, we may never generate product revenues. – page 8

If we fail to obtain the necessary regulatory approvals, we will not be able to commercialize our proposed products, and we will not generate product revenues. – page 12

9. These risk factors appear to be duplicative. Please consolidate them and eliminate any overlap.

Response: The Company has revised the risk factors in accordance with the Staff’s comments. Please see page 9 of the Amendment.

If we do not maintain our current research collaboration with Alcon and enter into additional collaborations a portion of our funding may decrease and inhibit our ability to develop new products.—page 9

10. Please expand the risk factor to identify and briefly describe the terms of your agreement with Alcon, including the term. The disclosure should also be quantified.

Response: The Company has revised the risk factor to include a description of the terms of the Alcon agreement and the revenue received pursuant to the agreement. Please see page 10 of the Amendment.

We may be unable to raise additional capital on acceptable terms in the future which may in turn limit our ability to develop and commercialize products and technologies. – page 10

11. The disclosure in this risk factor should be quantified to the extent practicable. For example, how much do you anticipate it will cost to commercialize one of your proposed products? How long do you anticipate the proceeds from this offering will last? What is your current burn rate? Do you anticipate that it will increase in the future? You need to provide a factual context for an investor to evaluate the risk you are describing.

Response: The Company has disclosed that it expects its expenditures to substantially increase as it increases research and development activities and progresses to clinical trials. In accordance with the Staff’s comments, the Company has revised the disclosure to include additional factual context and to clarify that additional capital will likely be required prior to the commercialization of the Company’s lead compound.

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April 18, 2007

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability. – page 11

It may be difficult to recruit and retain independent members for our Board of Directors.—page 11

12. In both risk factors, please disclose any difficulties you may have had to date.

Response: In accordance with the Staff’s comment, the Company has revised the risk factor to clarify the difficulties it has encountered in recruiting qualified personnel in the competitive and high housing cost area in which the Company is located. Please see page 13 of the Amendment.

If our facilities become inoperable, we will be unable to perform our research and development activities, fulfill the requirements under our collaboration agreement and continue developing products and, as a result, our business will be harmed.—page 12

13. Please expand the risk factor to explain why your insurance coverage for damage to your property and the disruption of your business may not be sufficient to cover all of your potential losses.

Response: The Company has revised the risk factor in accordance with the Staff’s request. Please see page 13 of the Amendment.

Government agencies may establish usage guidelines that directly apply to our proposed products or change legislation or regulations to which we are subject. – page 13

14. You appear to be describing two separate risks in this risk factor. Please separate the risks and present each of them under an appropriate and descriptive subheading.

Response: The Company has separated and revised the risk factor in accordance with the Staff’s request. Please see pages 14 and 15 of the Amendment.

15. Please expand the second paragraph of the risk factor to identify the indications you are referring to and briefly explain why they might be regulated as medical devices. You also need to be more specific and descriptive about the potential adverse consequences.

Response: The Company has expanded the risk factor in accordance with the Staff’s comments. Please see page 15 of the Amendment.

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April 18, 2007

Conducting clinical trials of our product candidates may expose us to expensive liability claims, and we may not be able to maintain liability insurance on reasonable terms or at all.—page 14

16. Please disclose the amount of the liability coverage you carry.

Response: The Company currently carries $3 million in liability coverage related to claims arising from clinical studies and has included disclosure regarding this coverage in the risk factor referenced above.

Because our clinical development activities rely heavily on sensitive and personal information, an area which is highly regulated by privacy laws, we may not be able to generate, maintain or access essential patient samples or data to continue our research and development efforts in the future on reasonable terms and conditions, which may adversely affect our business. – page 16

17. Please identify the “certain privacy-related laws” you are referring to and describe the obligations they impose on you. Also, explain why you might not be able to “access essential patient samples or data.” The information in the risk factor is currently so vague and generic that the risk to you is not clear. Please revise it to include an adequate factual context.

Response: The Company has revised the risk factor in accordance with the Staff’s comments. Please see page 17 of the Amendment.

If we are unable to protect our intellectual property, our competitors could develop and market products similar to ours that may reduce demand for our products.—page 16

18. We note that the risk factor indicates that you apply for patents covering your “technologies.” Please disclose whether you also apply for patents covering the substance of your proposed products. If the substance of your proposed products is not patentable, you should clearly say so and discuss the potential adverse consequences.

Response: The Company has revised the disclosure in the risk factor to include additional information regarding the Company’s patents. Please see page 18 of the Amendment.

19. Please disclose the types of intellectual property you currently possess. For example, do you own patents, trademarks, licenses, etc.? If so, you should disclose how many you have and briefly describe what they cover. If not, you should clearly say that you don’t.

Response: The Company has revised the risk factor in accordance with the Staff’s comments. Please see page 18 of the Amendment.

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April 18, 2007

If we are unable to protect the intellectual property and market exclusivity of Aganocide compounds and products, thereby enabling other parties to commercialize competing products, our ability to generate revenues from the sale of our products may be limited or diminished.—page 17

20. Please refer to the discussion of NVC-101 in the fourth paragraph of the risk factor. This appears to be the first reference to this product in the registration statement, so readers will not know what you are referring to. Please provide appropriate disclosure regarding the product, its developmental status, purpose, etc. The information you need to provide is that which will put the risk and its consequences in context.

Response: The Company has revised the summary section of the Registration Statement to include a discussion of NVC-101, including the developmental status and certain other matters, to provide context for the discussion of the compound in the Registration Statement.

If we were deemed to be an investment company, we would become subject to provisions of the Investment Company Act that likely would have a material adverse impact on our business.—page 24

21. The information included in this risk factor raises more questions than it answers. Please identify the exception that you are relying on and why it is applicable to you. Explain why you might be considered an investment company. Please also explain what circumstances would require you to register as an investment company, and what, specifically the consequences would be for the way you operate your business.

Response: The Company has deleted the risk factor from the Amendment.

22. It is unclear to us why you suggest that the SEC has not “interpreted” the exception you are relying on. Please either delete the statement, or explain to us, with a view towards disclosure in the registration statement, why your situation is outside the safe harbor established by the Commission for companies involved in research and development activities. We may have additional comments after reviewing your response.

Response: The Company has deleted the risk factor from the Amendment.

Use of Proceeds – page 26

23. Please expand the disclosure to describe, in significantly greater detail, what you will use the proceeds of this offering for. For example, please expand the first bullet to identify the specific products that the proceeds will be used to develop, the indication the product will be targeted toward, how much will be used for each product, how far along in the development process you anticipate the funds will take you, how

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much additional funding you will need to complete development, where you anticipate obtaining those funds, and other material information. Provide similar information for each proposed purpose included in the second bullet. In this regard, it appears that Alcon is paying for the research on your primary product. Your revised disclosure should also show how you are allocating proceeds you receive from Alcon among your research programs.

Response: The Company believes that its current disclosure accurately reflects its current intentions with respect to the use of proceeds from the offering, and that its potential need for additional funding is adequately described in other portions of the prospectus, including in the Management’s Discussion and Analysis (“MD&A”) section and in the risk factors. Due to the uncertainties inherent in drug development programs, including those relating to the scope, rate of progress and results of pre-clinical studies and clinical trials and the fact that indications may be reprioritized or abandoned during pre-clinical and clinical trials, the Company believes it is not feasible to provide certain additional detail requested by the Staff.

Management’s Discussion and Analysis – page 32

24. Please delete the cross reference to the risk factor disclosure currently found in the last paragraph of page 32. Since the risk factors summarize more detailed disclosure contained here, the cross reference is inappropriate.

Response: The Company has deleted the cross reference in the MD&A.

Research and Development Expense – page 33

25. Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII—Industry Specific Issues—Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

(a) Please disclose the costs incurred during each period presented and to date for each of your major research and development projects. If you do not maintain any research and development costs by project; disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project; and,

(b) The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

Response: The Company has included additional disclosure pertaining to (i) the costs incurred for its major research and development projects; (ii) the associated risks and

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April 18, 2007

uncertainties of completing its development on schedule; and (iii) the impact to its operations if the Company does not complete development according to schedule.

Critical Accounting Policies and Estimates

Stock-Based Compensation – page 35

26. It appears that you have elected to use the calculated value method for stock-based awards to employees and directors and use the fair value method for non-employees. If you grant awards to non-employees it appears that you must use the fair value method for employees, as well. Please explain to us your basis for using the calculated value method for employees when you use the fair value method for non-employees.

Response: The Company has revised the option valuation calculations for 2006 to reflect the application of the fair value method, instead of the calculated value method, for all stock-based awards to employees and directors.

27. Notwithstanding the preceding comment, please describe the change in accounting policy that will be required by SFAS 123R in subsequent periods as a public entity and the reasonably likely material future effects. Please refer to the Interpretive Response to Question 4 in SAB Topic 14:B.

Response: Under SFAS 123R, public companies must use the fair value method to value option awards. Non-public companies may elect to use the calculated value method to value their option awards if they cannot reasonably estimate the expected volatility assumption. If a non-public company utilized the calculated value method prior to filing for public status, upon filing for public status, they must include disclosure regarding the change in accounting policy to the fair value method of valuation and the estimated financial impact of the change. In response to Staff’s comments, the Company has adjusted its option valuations for 2006 to conform to the fair value method of valuation prescribed by SFAS 123R. Accordingly, the Company does not believe that any change in accounting policy or related disclosures will be required as a result of its becoming a public company.

Liquidity and Capital Resources – page 38

28. You disclose that recently begun to generate revenue through your agreement with Alcon. Please include a discussion of the expected effects of material new contracts and the achievement of milestones on operations and financial position. Disclose the amount and timing of estimated milestone fees scheduled to be received and to be recognized as revenue from your collaborative agreement over each of the next five years. Discuss any material uncertainties affecting the future realization of these revenues.

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April 18, 2007

Response: The Company has included additional disclosure pertaining to the Alcon agreement and the milestone payments that may be made thereunder. Given the significant risks and uncertainties associated with the achievement of the milestones, including but not limited to the Alcon’s ability to execute on its clinical initiatives and Alcon’s ability to obtain regulatory approval, the Company does not believe that it can predict the timing of the milestone payments with any level of certainty or whether or not such milestones will be achieved. Therefore, such an assessment is not included in the related disclosure.

Quarterly Results of Operations – page 41

29. Please revise your pro forma net loss per share amounts to present this data only for the most recent fiscal year and interim period consistent with your presentations in other sections of the filing. Please refer to Rule 11-02(c) of Regulation S-X.

Response: In accordance with the Staff’s comments, the quarterly results of operations table has been revised to include pro forma net loss data for only the four quarters of 2006 which represents the most recent fiscal year.

Contractual Obligations – page 42

30. Please include the capital lease entered into in December 2006 in your updated table of Contractual Obligations.

Response: The Company has revised the Registration Statement to include the capital lease entered into in December 2006 in the updated table of contractual obligations.

Business – page 44

31. We note that your development efforts are all at the pre-clinical stage. We do not understand why you have included so much detailed disclosure regarding your preliminary development of proposed products, and why you have given prominence to conclusions such as that you have “established proof of concept.” In several instances you have even included statements such as “proof of concept expected 2008” and “test of concept expected 2008.” Statistics indicate that most proposed drugs do not reach clinical testing, and even fewer result in products that are actually commercialized. We think that inclusion of detailed information regarding your pre-clinical efforts is likely to lead investors to believe that your proposed products are further along in development and more likely to succeed than statistics indicate is likely. Please provide us with your analysis of why these detailed discussions of your pre-clinical activities are information that is appropriate for inclusion in the prospectus, and why the discussions are not likely to be confusing to investors. We note, in addition, that you have included no caveats where you discuss your research in the summary section or in this section regarding the difficulties you will face in bringing any of these pre-clinical products to NDA approval and commercial development and the low probability that any pre-clinical product will

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progress to FDA approval based upon the industry’s historical rate of success. If you cannot explain why inclusion of this information is appropriate, you should delete it. We expect to have additional comments after reviewing your response.

Response: The Company advises the Staff that it has now filed an IND for a product containing NVC-422. In addition, although all drug development programs are subject to substantial risks and uncertainties, the Company believes that animal models of the treatment of infections are more predictive of the treatment of the same infections in humans than is the case in animal models of other diseases of the human body. The Company also believes that the microbiological end-points of clinical trials for anti-infective products are more clear (i.e., eradication or substantial reduction in the counts of the number of microbes) than is the case in many other disease categories. Historic data analyzed and published by CMR International, Limited supports the Company’s beliefs, indicating that anti-infective products that enter Phase I clinical trials have a higher probability of being subsequently approved for marketing than drugs in other categories. This data shows that anti-infective products entering their Phase I clinical trials have a higher probability of subsequently being approved for marketing than anti-cancer or central nervous system drugs that have successfully completed Phase I and Phase II clinical trials. The Company believes that this is because anti-infective drugs are designed not to act upon the human body and its cells, but to act upon microbes. Many other classes of drugs are designed to act upon and modify the functions of the human body. As such, the Company believes that it is appropriate to include information regarding its in-vitro and in-vivo animal testing results, but has revised the disclosure to include additional caveats regarding the potential difficulties and challenges.

Other Aganocide Compounds – page 49

32. Please provide additional disclosure explaining that the in vitro tests you are describing merely suggest that if and when you complete Phase I, II and III testing in humans, they may prove to be safe and effective enough to be approved by the FDA. You should also state that often, positive in vitro results are not followed by positive in vivo test results.

Response: The Company has included additional disclosure in accordance with the Staff’s comments. Please see page 54 of the Amendment.

Characteristics of the Aganocide Compounds – page 49

33. Please revise the last paragraph on page 49 to clearly indicate that you are discussing vitro results, and not the treatment of actual infections in humans. Also disclose the nature and type of additional information you will need to include along with this information in any IND application you submit to the FDA.

Response: The Company has included additional disclosure in accordance with the Staff’s comments. Please see pages 54 and 55 of the Amendment.

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April 18, 2007

34. It is unclear from the disclosure on page 50 what the context was for your submission to the FDA. It is also unclear why you have included a statement in the prospectus indicating that you submitted this information to the FDA. We note that you have not yet submitted an IND application to the FDA, so it is unclear to us what the significance of this information sharing is. Please tell us what conclusions you expect a potential investor to derive from this information and why it is appropriate to include this preliminary development information in the registration statement. We may have additional comments after reviewing your response.

Response: The Company advises the Staff that it has filed an IND with the FDA, and that the information submitted to the FDA was provided in connection with the IND.

35. Please clarify here, and in every other place that you refer to tests “conducted by independent outside laboratories” whether the testing you refer to was done on your behalf, and under your direction. Also disclose whether the information you refer to is information that you will include in an IND application you will submit to the FDA.

Response: The Company has included additional disclosure in accordance with the Staff’s comments. Please see pages 55 and 59 of the Amendment.

36. Please explain what the numbers in the chart on page 50 refer to. Also, explain why this information is material to a potential investor at this stage of your product development. Also, the information appears to be out of context. Please expand the disclosure to include all information necessary for an investor to understand the significance of this information. Finally, since you indicate that NVC-422 is your lead product, we do not understand the prominence you are giving to information about NVC-101.

Response: The Company has revised the disclosure to indicate that the numbers are the strain identification numbers of ATCC, an organization that provides standard biological materials to the industry and academia.

The Company considers NVC-422 as its lead compound because it is the product on which the Company is focusing most of its efforts and because it appears to have broader applications than NVC-101. However, the Company believes that it is important to also provide adequate information to investors regarding NVC-101, as this product could potentially be approved for marketing under the 510(k) submission recently filed with the FDA.

37. Please refer to the last paragraph on page 50 and the graphs on the following page. Please explain why it is appropriate to include this information in the registration statement and what an investor is supposed to learn from it. Is this the only information you will include in your IND for NVC-422? How is this information tied to the requirements you need to meet to have an IND approved?

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Response: The Company believes that is important that a potential investor understands the nature of the Company’s product candidates. The speed with which a product kills bacteria is critical in many potential uses, especially where the product is being applied topically and may not be resident for very long. For instance, the slowness of action of most antibiotics is a significant issue for their use in the eye and in dermatological applications. The Company has included extensive microbiological, toxicological and CMC (Chemistry, Manufacturing and Control) data in its IND for NVC-422.

38. In the first full paragraph of page 51 you state that “NVC-101 and our Aganocide compounds have killed all bacteria and yeasts against which they have been tested.” This statement appears to suggest that your proposed product is a success. If you retain this statement, please expand the discussion to include all caveats and information needed to put the conclusion in context, including the process you will need to undertake to determine whether these results will be confirmed in human clinical trials and what requirements you must satisfy to obtain FDA marketing approval for the product. Your revised disclosure should clearly explain the difference between your in vitro laboratory results, animal results and the criteria you will need to satisfy to translate these results into a marketable product for use in your target markets. This comment also applies to the graphic information included on pages 52-53. Please make similar revisions to the disclosure on those pages.

Response: In accordance with the Staff’s comments, the Company has revised the disclosure to clarify that the results were based on in-vitro tests and have included additional information to put the discussion in context. Please see pages 54 through 58.

39. In the next to last paragraph on page 51 you refer to “efficacy” in infected animal models. Please explain what the term “efficacy” means in this context and distinguish it from the results you will need to obtain in order to get your product approved for use in humans.

Response: The Company has revised the disclosure to clarify the meaning of “efficacy” in the contexts indicated.

Conjunctivitis – page 54

40. On page 55 you refer to a study by Frost and Sullivan and others reported in the British Journal of General Practice and the New England Journal of Medicine and cite statistical information contained in each. Please provide us with copies of the documents you are relying on marked to show the location of the specific information you cite. You should also tie your support to each claim. Provide us with similar supporting information for all other statistical claims you make in the prospectus.

Response: We are supplementally providing via Federal Express copies of the studies and articles referenced in the Registration Statement, marked to indicate the sections that are referenced.

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Sinus Infections – page 55

41. Please delete the statement that your “tests indicate that our Aganocide compounds offer more effective treatment for sinusitis than existing antibiotics.” Since you have not completed pre-clinical and clinical development of the compounds, your conclusion is premature.

Response: The Company has revised this disclosure to provide additional qualifications and context. Please see page 62 of the Amendment.

Ear Infections – page 56

42. Please delete the statements you make under “Value of Our Approach.” They contain conclusions that cannot be reached until your research is completed.

Response: The Company has revised the disclosure to clarify that it has only in-vitro results and that full clinical trials will be required.

Woundcare Indications – page 57

43. Please revise the bullets at the bottom of page 58 to explain what a 510(k) submission is. Also, explain what you mean by the phrase “an early formulation of NVC-101.”

Response: The Company has revised the disclosure in the Registration Statement to clarify that the early formulation of NVC-101 was the same chemical composition at a 50% higher concentration.

44. Up to this point in the document, you have referred to your proposed products only by codes. In this section, you also refer to NVC-101 as “NeutroPhase.” Please revise the document to use the same name throughout.

Response: The Company has revised the Registration Statement to clarify that the NVC-101 compound will be trademarked as NeutroPhase, and that both names refer to the same compound.

45. You say, in the first paragraph of page 58, that you have demonstrated that a product is “safe,” “effective,” and has “no product related adverse effects.” Since this determination will be made by the FDA, after you submit an application for product approval, which you have not yet done, the statement is inappropriate and should be deleted.

Response: The Company has revised the Registration Statement to eliminate such statements.

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Cystic Fibrosis – page 59

46. Please delete the statement that Aganocide compounds are effective against biofilm.

Response: The Company has revised the disclosure in the Registration Statement to clarify that Aganocide compounds are effective against bacteria in biofilm in in-vitro biofilm models.

Alcon Collaboration Agreement – page 63

47. Please disclose the aggregate milestones you might receive under the agreement.

Response: The Company has disclosed such aggregate milestone amounts in the Registration Statement. Please see page 70 of the Amendment.

Competition – page 64

48. To the extent you are aware of them, please expand your discussion to identify and describe the specific products in development by your competitors. You also need to compare your potential products to the treatments currently in use and the ones being developed by your competitors. Your discussion should be more specific about the actual products and treatments that are, or will be, competitive with your potential products.

Response: In accordance with the Staff’s comments, the Company has revised the disclosure to add information about some of the products that it is aware are being developed by other companies. Please see page 72 of the Amendment.

Our Device Candidates – page 69

49. Please expand the disclosure to discuss the factual and legal basis for your conclusion that any medical device coated with NVC-422 or any other Aganocide compound will be regulated as a class III device. You have not described any “devices” up to this point in the prospectus, so a reader will have no idea what devices you are discussing. Also, up to this point you have described NVC-101 as a drug, not a device, so it is not clear what you are discussing.

Response: The Company has revised the disclosure in the Registration Statement to include a discussion regarding the classification of compounds as drugs or medical devices, which depends on the indications for use and the claims. Please see pages 73 and 77 of the Amendment.

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April 18, 2007

50. The discussion in this section suggests that Aganocide compounds are currently in use. However, disclosure throughout the remainder of the prospectus suggests that these are new drugs. Please reconcile this inconsistency.

Response: In accordance with the Staff’s comments, the Company has revised the disclosure to clarify that the Company is not currently subject to the requirements indicated.

Financial Statements

Report of Independent Registered Public Accounting Firm – page F-2

51. We note that the audit report on your financial statements was issued by an audit firm based in Vancouver, Canada. Please tell us why you did not use a US firm, given that you appear to have no operations in Canada. Please refer to Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” regarding the appropriateness of the location from which the audit report is rendered. You can find it on our website at: http://www.sec.gov/divisions/corpfin/internatl/ cfirdissues1104.htm#P442_69217.

Response: The Company chose an audit firm based in Canada because the Company expects to list its common stock on both the Toronto Stock Exchange and the American Stock Exchange. In anticipation of such dual listing, the Company believed it to be in its best interests to engage an accounting firm that has expertise in both U.S. and Canadian GAAP and is familiar with Canadian regulations as well as U.S. regulations. The Company’s auditors are registered with the Public Company Accounting Oversight Board and certified to provide audits in accordance with U.S. GAAP.

Statements of Operations, page F-4

52. It appears that legal costs associated with patent expenses should be excluded from research and development expenses. Please refer to paragraph 10 of SFAS 2. Please revise your financial statements and related disclosures or explain to us why your current presentation is appropriate.

Response: The Company has reclassified legal costs associated with patent expenses to general and administrative expenses for all periods presented.

*****

Securities and Exchange Commission

April 18, 2007

Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,

/S/ J.R. KANG

J.R. Kang